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                                                                  Exhibit (a)(6)

VIA ELECTRONIC MAIL
-------------------

                                       November 28, 2001

Dear Pac-West Team Member:

                  On behalf of the Executive Management Team and Board of Directors of Pac-West Telecomm, Inc., we are pleased by your response to the option exchange program we announced on November 14, 2001.

                  The terms of the option exchange program are set forth in the Offer to Exchange and related documents distributed to eligible participants on November 14, 2001. The purpose of this letter is to clarify and amend certain terms of the option exchange program. In the event of any conflict between this letter and the Offer to Exchange, the terms of this letter will apply.

                  In particular, the Offer to Exchange is hereby amended as follows:

          .       to provide that options tendered pursuant to this offer may be withdrawn by the offeree (1) at any time on or before December 14, 2001; and (2) if not yet accepted for exchange, after January 10, 2002;

           .      to delete the provisions that permit our Board of Directors to exercise its discretion to delay the grant of the new options from the timing specified in the Offer to Exchange as a result of events, circumstances or non-public information that would otherwise prevent the closing pricing of the common shares from reflecting their true fair market value; and

          .       to clarify that the safe harbor for forward-looking statements provided for in the Private Securities Litigation Reform Act does not apply to statements made in connection with this Offer to Exchange.

                  We also encourage any eligible employees with in-the-money options, i.e., options with an exercise price below the current market price of the underlying common stock, to review carefully the terms of the option exchange program as new options may be issued with an exercise price that is higher than the current exercise price on those options or, in certain limited circumstances, new options may not be issued at all. In those circumstances, the holder of in-the-money options new options may lose some or all of the value of those options.

                  In addition, in order to assist your evaluation of the option exchange program and determine whether or not it is in your best interests to participate in such program, we have attached an electronic copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and a copy of our Quarterly Report on Form 10-Q for the fiscal quarter and nine months ended September 30, 2001. These documents, which are also available through the Securities and Exchange Commission's website, www.sec.gov, contain important and useful information about Pac-West including certain financial information that could be relevant to evaluation and decision.

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     We hope that this information is helpful to you in making your decision.
Please do not hesitate to contact Jeff Webster at (209) 926-3375 or Stephanie Van Steyn at (209) 926-3318 with any questions or concerns regarding this letter or the option exchange program generally.

                                Sincerely,


                                Wallace W. Griffin
                                Chairman and Chief Executive Officer